December 2, 2013

Ryan Rohn
Staff Accountant
Securities and Exchange Commission
Washington, D.C.

Re:	Alternet Systems, Inc.
Form 8-K, Item 4.02
Filed November 19, 2013
File No. 000-31909

Dear Mr. Rohn:

Reference is made to your letter of November 20, 2013, addressed to Mr. Henryk Dabrowski, President and Director of Alternet Systems, Inc. (“Alternet”). We are writing to provide the information you requested. We will reference the same numbered paragraphs that are used in your letter. Please note that the Company filed on November 29, 2013 an amended 8-K/A. Below is a summary of the response contained in the 8-K/A:

1.

On November 12, 2013, management of Alternet Systems, Inc. (the “Company”), after consultation with the Board of Directors, determined that the Company’s consolidated financial statements for year ended December 31, 2012 contained errors relating to the omission of material accruals at December 31, 2012 and should no longer be relied upon and be restated accordingly. The Company will be filing Amendment No. 1 on Form 10-K/A (the “Amendment”) to its Annual Report on Form 10-K for the year ended December 31, 2012 filed on April 15, 2013 (the “Original Filing”) to restate its consolidated financial statements and related financial information. This Amendment reflects the restatement of the Company’s consolidated financial statements and amendment of related disclosures as at December 31, 2012 and the year ended December 31, 2012. In addition, the Quarterly Reports on Form 10-Q for the periods ended June 30, 2012 and September 30, 2012 should no longer be relied upon.

2.

The corrections of errors did not impact the consolidated balance sheet as at December 31, 2011 or the consolidated statement of operations and the consolidated statement of cash flows for the year ended December 31, 2011. The impact to the Quarterly Reports on Form 10-Q for the periods ended March 31, 2013 and June 30, 2013 was not material. The consolidated balance sheets at March 31, 2013 and June 30, 2013 were impacted by a $92,831increase in accounts payable and accrued charges, a $21,292 decrease to non-controlling interest, and a $71,539 decrease to accumulated deficit. There was no material impact to the consolidated statements of operations and cash flows for the periods ended three and six months, March 31, 2013 and June 30, 2013, respectively.

Additionally we acknowledge that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you need any additional information.

Sincerely,

____________________
Henryk Dabrowski
Chairman